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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                 (SECURIAN LOGO)

February 27, 2009
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:  Post-Effective Amendment Filing Pursuant to Rule 485(a)
     Advantus Series Fund, Inc.
     File Numbers: 2-96990 and 811-4279

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-1A for Advantus Series Fund, Inc. (the "Fund") is being filed electronically with the Securities and Exchange Commission (the "Commission") pursuant to Rule 485(a) under the Securities Act of 1933. In that regard, it is requested that the amendment be declared effective on May 1, 2009.

The accompanying post-effective amendment is a "narrative only" filing. Financial data will be provided in a subsequent post-effective amendment filed prior to May 1, 2009, pursuant to paragraph (b) of Rule 485.

The prospectus and Statement of Additional Information in the accompanying post-effective amendment reflect, among other changes, the participation by the Money Market Portfolio in the U.S. Treasury Temporary Guarantee Program for Money Market Funds (this information will be appropriately revised in the next amendment to reflect the status of the Program and the Portfolio's participation therein), as well as the implementation of a Net Investment Income Maintenance Agreement among the Money Market Portfolio, Advantus Capital Management, Inc. (the Fund's investment adviser) and Securian Financial Services, Inc. (the Fund's principal underwriter). A copy of the Net Investment Income Maintenance Agreement is included as an exhibit to the post-effective amendment. In addition, the post-effective amendment reflects various additional disclosures relating to certain of the Portfolios' investment policies, including additional disclosures relating to the International Bond Portfolio's investment policies and related risks in connection with derivative currency transactions and other derivative strategies. The International Bond Portfolio's investment sub-adviser is Franklin Advisers, Inc. ("Franklin"). The new disclosures relating to the International Bond Portfolio are essentially identical to those employed by the Templeton Global Bond Fund, a series of Templeton Investment Trust, a comparable fund also managed by Franklin.

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, the Fund hereby acknowledges that:

     1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

Securian Financial Group provids financial security for individuals and business through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.
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Securities and Exchange Commission
February 27, 2009
Page 2

     3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding this filing may be directed to the undersigned by telephone at 651-665-4872 or by e-mail at eric.bentley@securian.com.

Sincerely,


/s/Eric J. Bentley

Eric J. Bentley
Assistant General Counsel

EJB:pjh

cc:  Michael J. Radmer, Esq.
     Dorsey & Whitney LLP